UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Medicines Company

File No. 0-31191- CF#27566

       The Medicines Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2011.

       Based on representations by **The Medicines Company** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 31, 2016
Exhibit 10.2	through November 9, 2021
Exhibit 10.3	through November 9, 2021
Exhibit 10.4	through December 31, 2015
Exhibit 10.5	through September 30, 2013
Exhibit 10.6	through September 30, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director